R. HOBMAN SECURITIES, INC.
12831 WEST GALAXY DRIVE
SUN CITY WEST, AZ 85375

BROKER DEALERS ANNUAL EXEMPTION REPORT

R. Hobman Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief R. Hobman Securities, Inc. states the following:

R. Hobman Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

R. Hobman Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard Hobman, affirm that to my best knowledge and belief, this Exception Report is true and correct.

_____ *Richard Hobman*

Richard Hobman
President

February 24, 2016